

Wedbush Securities Inc.

Statement of Financial Condition and Report of
Independent Registered Public Accouting Firm

(SEC Identification No. 8-12987)

June 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12987

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wedbush Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Wilshire Boulevard
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel E. Billings	(213)688-8000	Dan.Billings@wedbush.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

725 S Figueroa St.	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel E. Billings _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wedbush Securities _____ , as of 6/30 _____ , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Based upon the Commission staff statement
"Updated Division of Trading and Markets Staff
Statement Regarding Requirements for Certain
Paper Submissions in Light of COVID-19
Concerns" (June 18, 2020) and difficulties arising
from COVID-19, Wedbush Securities Inc. is
making this filing without a notarization

_____
Notary Public

Signature: _[signature]_

_____

Title:
Chief Financial Officer
_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

Wedbush Securities Inc.
Table of Contents

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Wedbush Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. (the Company) as of June 30, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

August 27, 2024

A member firm of Ernst & Young Global Limited

Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2024

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	95,833
Cash and securities segregated for the benefit of clients		2,925,032
Receivables		
Brokers, dealers and clearing organizations		732,183
Clients, net		641,785
Other, net		49,763
Collateralized agreements		
Securities borrowed		2,991,354
Securities purchased under agreements to resell		1,280,859
Financial instruments owned, at fair value		125,762
Other assets		61,803
Total assets	**$**	**8,904,374**
Liabilities and shareholder's equity		
Short-term financing	$	202,250
Payables		
Brokers, dealers and clearing organizations		47,696
Clients		4,048,226
Other		2,291
Collateralized financing		
Securities loaned		2,839,609
Securities sold under repurchase agreements		1,228,771
Financial instruments sold, not yet purchased, at fair value		2,732
Other liabilities		163,408
Subordinated loans		75,000
Total liabilities		**8,609,983**
Shareholder's equity		
Common shares, $0.10 stated value; authorized 20,000,000 shares;		
7,000,000 shares issued and outstanding		700
Additional paid-in capital		22,559
Retained earnings		271,132
Total shareholder's equity		**294,391**
Total liabilities and shareholder's equity	**$**	**8,904,374**

See accompanying notes to statement of financial condition

Wedbush Securities Inc.
Notes to Statement of Financial Condition
June 30, 2024

(1) Organization

Wedbush Securities Inc. (the Company) is a financial services company headquartered in Los Angeles, California, that provides brokerage, clearing, investment banking, equity research, public finance, fixed income, futures and commodities, sales and trading, and asset management services to individual and institutional clients predominately located in the United States of America. The Company is registered as a securities broker-dealer and investment advisor with the U.S. Securities and Exchange Commission (SEC), a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), and a swap dealer with the National Futures Association (NFA). The Company is a clearing member of the New York Stock Exchange and Chicago Mercantile Exchange, as well as other stock and commodity exchanges. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company's direct parent and sole shareholder is Wedbush Financial Services, LLC (WFS), a Delaware limited liability company. WFS is majority owned by Wedbush Capital (WedCap).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition during the reported period. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

(c) Fair Value

The Company accounts for its financial instruments at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements* (ASC 820). ASC 820 defines fair value in terms of the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's financial instruments owned and financial instruments sold, not yet purchased are carried at fair value and recorded on a trade-date basis. All other financial assets and liabilities have a carrying value that approximates fair value. These financial instruments are short term in nature, bear interest at current market rates or are subject to daily repricing.

(d) Cash and Cash Equivalents

Cash and cash equivalents are comprised of on demand deposits and highly liquid investments with original maturities of 90 days or less at the date of origination. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(e) *Cash and Securities Segregated for the Benefit of Clients*

Cash and securities segregated for the benefit of clients consist of cash, cash equivalents, and securities segregated under the Commodity Exchange Act (CEA) and in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of broker dealers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

(f) *Collateralized Agreements and Financings*

Collateralized agreements consist of securities borrowed and securities purchased under agreements to resell (resale agreements). Collateralized financings consist of securities loaned and securities sold under agreements to repurchase (repurchase agreements). Where the requirements of ASC 210-20, *Balance Sheet Offsetting* (ASC 210-20), are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received, plus accrued interest. Contract values approximate fair value as they are subject to daily repricing. If recorded at fair value under ASC 820, Securities borrowed and securities loaned would be reported within Level 2. Refer to Note 6 "Financial Instruments" for Level 2 classification. Collateral in the form of cash is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The cash collateral is adjusted daily to reflect changes in the current value of the underlying securities.

Resale and Repurchase Agreements

Resale and repurchase agreements are recorded at their contract amounts. Contract values approximate fair value as they are subject to daily repricing. If recorded at fair value under ASC 820, Resale and repurchase agreements would be reported within Level 2. Refer to Note 6 "Financial Instruments" for Level 2 classification. Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased plus accrued coupon is generally in excess of the cash received or provided. The Company monitors the fair value of resale and repurchase agreements on a daily basis, with additional cash or securities obtained or posted as necessary.

(g) *Receivables from and Payables to Clients*

Receivables from and payables to clients include amounts due or held on cash and margin transactions. Receivables from clients are generally secured by securities held in the clients' accounts. Collateral is required to be maintained at specified minimum levels at all times. The collateral is not reflected in the Statement of Financial Condition.

The Company establishes an allowance for credit losses against receivables when collectability is not reasonably assured. Factors considered by management in determining the amount of the allowance include past experience, future expectations of performance, degree of concentration

and quality of collateral. Receivables are presented net of allowance. The allowance as of June 30, 2024 was $0.9 million.

(h)   Credit Losses

The Company accounts for credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses* (ASC 326). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The Company determined that the financial assets in scope were primarily related to notes receivable from employees. The Company reviews charge-off experience factors, contractual delinquency, historical collection rates, and other information to make the necessary judgments as to credit losses expected. The Company's charge-off policy is based on a note-by-note review. Refer to Note 16 "Related Party Transactions" for additional allowance information.

In evaluating secured financing receivables (resale agreements and securities borrowed transactions), the Company applies the practical expedient based on the collateral maintenance provisions in estimating an allowance for credit losses. Credit losses are not recognized for secured financing receivables where the underlying collateral's fair value is equal to or exceeds the asset's amortized cost basis. In cases where the collateral's fair value does not equal or exceed the amortized cost basis, the allowance for credit losses, if any, is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets. Furthermore, contracts held by the Company are generally short term, and the fair value is monitored daily (aforementioned in 2(f)). As such, generally, no allowance for credit losses is held against these secured financing receivables.

The Company's receivables from brokers, dealers, and clearing organizations generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As such, generally, no allowance for credit losses is held against these receivables.

In evaluating customer receivables, net, the Company has no expectation of credit losses for margin loans where the fair value of the collateral securing the loans is equal to or in excess of the loaned amount. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

(i)   Exchange Memberships

The Company's exchange memberships, which provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments for the year ended June 30, 2024. Exchange memberships are included in Other assets in the Statement of Financial Condition.

(j) *Leases*

The Company determines if an arrangement is a lease or contains a lease at inception. Under ASC 842, *Leases,* the Company recognizes in the Statement of Financial Condition a liability to make lease payments and a right-of-use (ROU) asset representing its right to use the underlying asset for the lease term. ROU assets and lease liabilities for leases with a lease term greater than 12 months are included in Other assets and Other liabilities, respectively, on the Statement of Financial Condition.

The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate (IBR) based on the information available at commencement date to calculate the present value of lease payments. The IBR approximates the rate of interest on a collateralized borrowing over a similar term, an amount equal to the lease payments in a similar economic environment.

(k) *Revenue Recognition*

Commissions and other fee revenues and related expenses are recorded on a trade-date basis as transactions occur and primarily include commissions earned from wealth management, correspondent, futures, and institutional clients. Trailing commission revenues are recognized over time and are dependent on the customer maintaining their mutual fund asset position or annuity contract and the value of such position or contract.

Under clearing agreements, the Company clears trades for clients and retains a portion of the commission for its services. Commissions and remittal to the client are recorded on a net basis.

The Company recognizes interest income on an accrual basis.

Revenues from investment banking are recognized when the services related to the underlying transaction are completed under the terms of the engagement. Underwriting revenues are presented gross of related expenses.

Asset management fees are recognized monthly as earned and are based on the fair value of the assets in the clients' accounts at the end of the prior quarter.

Securities services revenues include correspondent trading and equity research fees. Additionally, securities services include per account fees such as revenues from fee-based accounts and IRA fees, which are recognized into income as earned over the term of the contract.

The Company's financial instruments are carried at fair value and recorded on a trade-date basis.

Additional information regarding revenue recognition is included in Note 8 "Revenue from Contracts with Customers."

(l) **_Income Taxes_**

The Company computes tax provisions in accordance with ASC 740, *Income Taxes* (ASC 740), on a modified separate return method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Sustainable income tax positions are measured to determine the amount of benefit to be recognized in the Statement of Financial Condition based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

(m) **_Foreign Currency Remeasurement_**

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured at exchange rates at the end of a period.

(n) **_Capitalized Software_**

Costs for internally developed software are capitalized when the costs relate to the development of approved projects for the Company's internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Capitalized costs are included in Other assets in the Statement of Financial Condition, and subsequently amortized using the straight-line method over the estimated useful life of the software, which is generally 3 years. Amortization will start when the software is ready for its intended use. Impairment is assessed when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. No such impairment was recorded for the year ended June 30, 2024. As of June 30, 2024, capitalized software was $9.2 million, net of accumulated amortization of $0.2 million.

(o) **_Recent Accounting Developments_**

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments in this update improve the transparency of income tax disclosures related to rate reconciliation and income taxes paid by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The ASU is effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impact of the new guidance but does not expect a material impact on its Statement of Financial Condition.

(3) Cash and Securities Segregated for the Benefit of Clients

The following is a disaggregation of Cash and securities segregated for the benefit of clients as of June 30, 2024 under 15c3-3 (in thousands):

Cash segregated for regulatory purposes	$	921,375
Securities segregated for regulatory purposes		9,310
Total cash and securities segregated for the benefit of clients under SEC rule 15c3-3	**$**	**930,685**

At June 30, 2024, assets segregated or held in separate accounts under CEA regulations are as follows (in thousands):

Cash segregated for regulatory purposes	$	500,018
Securities segregated for regulatory purposes		1,494,329
Receivables from brokers, dealers and clearing organizations		457,429
Total assets segregated or held in separate accounts under CEA	**$**	**2,451,776**

(4) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and clearing activities and consist of the following as of June 30, 2024 (in thousands):

Amounts due from brokers, dealers and clearing organizations	$	629,208
Deposits with clearing organizations		82,774
Securities failed to deliver		16,863
Trade date settlement receivable, net		3,338
Total receivables from brokers, dealers and clearing organizations	**$**	**732,183**
Amount due to brokers, dealers and clearing organizations	$	41,512
Securities failed to receive		6,184
Total payables to brokers, dealers and clearing organizations	**$**	**47,696**

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

(5) Collateralized Agreements and Financing

The Company enters into collateralized agreements and financing transactions in order to finance client activities, acquire securities to cover short positions and finance certain of the Company's assets. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments as collateral for repurchase agreements, securities lending transactions, to meet margin requirements at clearing organizations or to facilitate short sales of clients and the Company.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional cash or securities obtained or posted as collateral as necessary.

Additionally, the Company, where appropriate, enters into master netting agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

At June 30, 2024, the approximate value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with resale agreements and securities borrowed, that the Company was permitted to sell or repledge was $4.3 billion.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on collateralized agreements and financing as of June 30, 2024 (in thousands):

	Contract Value		Fair Value	
Collateralized agreements				
Securities borrowed	$	2,991,354	$	2,881,947
Securities purchased under agreements to resell	$	1,280,859	$	1,284,226
Collateralized financing				
Securities loaned	$	2,839,609	$	2,736,740
Securities sold under repurchase agreements	$	1,228,771	$	1,225,012

The following tables present the carrying value of collateralized financings by class of collateral pledged and remaining contractual maturity as of June 30, 2024 (in thousands):

	Repurchase agreements		Securities loaned	
U.S. government and agency securities	$	1,228,771	$	-
Municipal securities		-		16,567
Corporate debt securities		-		111,581
Equity securities		-		2,711,461
Total	$	**1,228,771**	$	**2,839,609**

	Repurchase agreements		Securities loaned	
Overnight and open	$	1,228,771	$	2,839,609
Total	$	**1,228,771**	$	**2,839,609**

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2024 (in thousands):

	Gross Amount	Amounts Offset in the Statement of Financial Condition (a)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (b)	Net Amount (c)
Collateralized agreements					
Securities borrowed	$ 2,991,354	$ -	$ 2,991,354	$ 2,881,947	$ 109,407
Securities purchased under agreements to resell	$ 1,336,403	$ 55,544	$ 1,280,859	$ 1,280,859	$ -
Collateralized financing					
Securities loaned	$ 2,839,609	$ -	$ 2,839,609	$ 2,736,740	$ 102,869
Securities sold under repurchase agreements	$ 1,284,315	$ 55,544	$ 1,228,771	$ 1,225,012	$ 3,759

(a) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC Subtopic 210-20 that the Company did not net.

(b) Securities collateral is reflected at fair value, but has been limited to the net exposure on the Statement of Financial Condition in order to exclude any over-collateralization.

(c) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance but are eligible for offsetting to the extent an event of default has occurred.

(6)   Financial Instruments

The Company's financial instruments that are carried at fair value include Financial instruments owned, Securities segregated for the benefit of clients and Financial instruments sold, not yet purchased.

(a)   Fair Value of Financial Instruments

Fair value is defined under ASC 820 as the price that would be received to sell an asset, or would be paid to settle a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs that are significant to the determination of the fair value of the asset or liability be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

In some instances, an instrument may fall into more than one level of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the

three levels (with Level 3 being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument.

(b) Valuation Technique

Financial instruments owned, Financial instruments sold, not yet purchased, and securities segregated that are reported as Level 1 are based on unadjusted quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services or broker quotes, and are reported as Level 2.

Other securities reported as Level 3 are initially valued at the transaction price, which is considered to be the best initial estimate of fair value. Subsequent to the transaction date, the Company uses other methodologies to determine fair value, such as due diligence reviews, other analytical procedures and earnings-based measures.

During the year ended June 30, 2024, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) Detail of Financial Instruments

The following table presents financial instruments at fair value as of June 30, 2024 (in thousands):

	Level 1	Level 2	Level 3	Balance at June 30, 2024
Assets				
Financial instruments owned				
U.S. government agency securities	$ -	$ 473	$ -	$ 473
Municipal securities	-	42,431	-	42,431
Corporate debt securities	-	6,309	-	6,309
Equity securities	1,467	-	-	1,467
Derivatives	82	-	-	82
Money market securities	75,000	-	-	75,000
Total financial instruments owned	**$ 76,549**	**$ 49,213**	**$ -**	**$ 125,762**
Securities segregated for the benefit of clients				
U.S. government securities	$ 1,503,639	$ -	$ -	$ 1,503,639
Total securities segregated for the benefit of clients	**$ 1,503,639**	**$ -**	**$ -**	**$ 1,503,639**
Liabilities				
Financial instruments sold, not yet purchased				
U.S. government securities	$ 1,508	$ -	$ -	$ 1,508
Municipal securities	-	59	-	59
Equity securities	1,165	-	-	1,165
Total financial instruments sold, not yet purchased	**$ 2,673**	**$ 59**	**$ -**	**$ 2,732**

There were no securities pledged as collateral included in Financial instruments owned.

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers between levels during the year ended June 30, 2024.

(d) ***Risks Related to Financial Instruments***

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at June 30, 2024, at fair values of the related securities and will incur a loss if the fair values of the related securities increase subsequent to June 30, 2024.

The Company also executes client transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the client's obligations. The Company controls the risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and Company guidelines, and requires additional collateral when necessary. The Company requires a client to deposit additional margin collateral, or reduce positions, if it is determined that the client's activities may be subject to above-normal market risks.

(7)   Credit Risk

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers and futures commission merchants. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty on an ongoing basis. The Company may require counterparties to submit additional collateral when deemed necessary.

(8)   Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables, primarily investment banking receivables, related to revenues from contracts with customers of $9.3 million and $13.0 million at June 30, 2024 and June 30, 2023, respectively, in Other receivables, net in the Statement of Financial Condition. The Company had no significant allowance related to these receivables during the year ended June 30, 2024 and 2023. The

Company had deferred revenue from contracts with customers of $0.5 million at both June 30, 2024 and 2023, in Other liabilities in the Statement of Financial Condition.

(9)   Leases

The Company has operating leases mainly related to rental premises with remaining lease terms expiring in the years ranging from 2025 to 2032, exclusive of renewal and termination options. Some of the leases include renewal options and tenant improvement allowances. The Company's measurement of the ROU assets and operating lease liabilities does not include payments associated with those options since it is not reasonably certain that the Company will exercise those options. The lease agreements do not contain material variable lease payments, buyout options, residual value guarantees or restrictive covenants.

The following table provides the amounts of lease assets and liabilities on the Statement of Financial Condition for the year ended June 30, 2024 (in thousands):

Assets		
Operating lease assets	$	21,629
Total lease assets	**$**	**21,629**
Liabilities		
Operating lease liabilities	$	25,299
Total lease liabilities	**$**	**25,299**

The following table presents maturity of the Company's operating lease liabilities as of June 30, 2024 (in thousands, except for weighted averages):

		Operating Leases
2025	$	8,175
2026		5,784
2027		3,977
2028		3,384
2029		2,948
Thereafter		6,536
Total lease payments	**$**	**30,804**
Less: imputed interest		(5,505)
Present value of lease liabilities	**$**	**25,299**
Weighted average remaining lease term (in years)		5.6
Weighted average discount rate		7.2%

(10)   Income Taxes

The Company is included in the filing of WedCap's consolidated tax return for federal tax purposes and in WedCap's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with WedCap. The Company has adopted the modified separate return approach, whereby the Company calculates its corresponding tax amounts in accordance with the

current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by WedCap and corresponding consolidated or combined group. The Company believes its adopted modified separate return approach is systematic and rational and has been consistently applied.

The Company had no material unrecognized tax benefits.

WedCap is no longer subject to U.S. federal examinations for the years before June 30, 2019, and, with a few exceptions, to state and local tax examinations for the years before June 30, 2019.

Included in Other payables in the Statement of Financial Condition are federal and state tax payable to WFS of $2.3 million at June 30, 2024.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2024 (in thousands):

Deferred tax assets		
Lease liabilities	$	6,694
Accrued expenses not yet deductible		7,507
Capitalized research and development		2,840
Restricted stock awards		748
Amortization of book-tax difference		301
State taxes		235
Other		384
Total deferred tax assets	$	**18,709**
Deferred tax liabilities		
ROU assets	$	(5,812)
Unrealized gains		(606)
Depreciation		(68)
Total deferred tax liabilities		(6,486)
Net deferred tax assets	$	**12,223**

Net deferred tax assets are included in Other assets in the Statement of Financial Condition. The Company has reviewed its deferred tax assets to assess whether a valuation allowance should be established. Management believes that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at the Company and WedCap.

(11)   Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $1.0 million or 2% of aggregate debit balances arising from client transactions.

As an FCM and swap dealer, the Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital equal to the greater of $20.0 million or 8% of customer and noncustomer risk maintenance margin requirements on all positions. These CFTC regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its affiliates or employees, or otherwise entering into transactions, which would result in a reduction of its total net capital to less than 150% of its required minimum capital.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies, which may have capital requirements that are greater than the applicable self-regulatory organizations.

The Company is required to maintain net capital in excess of the greater of the SEC, CFTC, or NFA minimum net capital requirements. At June 30, 2024, the Company had net capital of $268.1 million that was 32% of aggregate debit items and $175.0 million in excess of the $93.1 million required minimum net capital at that date.

(12)   Short-Term Financing

The Company has the ability to obtain committed unsecured short-term borrowings primarily through the issuance of promissory notes. Under this agreement, the Company can borrow on demand up to a maximum of $202.3 million unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2024, there were $202.3 million of short-term borrowings outstanding under this credit line at an interest rate of 8.85%.

The Company also has the ability, through arrangements with multiple banks, to obtain uncommitted short-term borrowings. Under these agreements, the Company can borrow on demand up to a maximum of $390.0 million secured and $10.0 million unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2024, there were no short-term borrowings outstanding under these credit lines.

The Company also has an uncommitted secured credit line with no stated maximum borrowing amount. Under this agreement the Company can borrow on demand, at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2024, there were no short-term borrowings outstanding under this secured credit line.

The loan agreements contain various financial covenants. The Company was in compliance with all such covenants for the year ended June 30, 2024.

(13)   Subordinated Loans

At June 30, 2024, the Company has subordinated loans with WFS for $75.0 million, of which, $25.0 million bears interest at a rate of 5.5% and will mature on January 29, 2025; and $50.0 million bears interest at a rate of 7.5% and will mature on March 31, 2025. The subordinated loans are approved by FINRA as a satisfactory subordination agreement which are allowable in the computation of Net Capital.

(14)   Benefit Plan

The Company has a trustee-directed defined contribution retirement plan qualified under Section 401(k) of the Internal Revenue Code that also covers employees of affiliated companies. Annual employer discretionary contributions vest on a graduated scale based on completed years of service. At June 30, 2024, employer contributions payable to the plan were $4.1 million and are included in Other liabilities in the Statement of Financial Condition.

(15)   Contingencies and Guarantees

(a)   *Contingencies*

Employee Classification Matter

This matter is a class action complaint for damages, injunctive relief and restitution initially brought by a former employee. The class includes generally all current and former California commissioned based employees, paid once per month, who, in the period within four years of the filing of the complaint in 2015, were allegedly misclassified as exempt employees under the California Labor Code. The Company previously prevailed in a court trial. In November 2020, the court of appeals reversed the trial court decision. The Supreme Court declined review, and the case was remanded back to the trial court in February 2021. No trial date is currently set.

Although the outcome of the matter is uncertain, the Company has accrued a loss contingency, in Other liabilities in the Statement of Financial Condition, based on an analysis of the claims asserted on behalf of the class, and the Company's assessment of the likelihood of prevailing in all aspects of the complaint.

Other Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental bodies and self-regulatory organizations regarding its business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits and regulatory investigations. The Company accrues for a settlement when a liability is deemed probable and estimable in Other liabilities in the Statement of Financial Condition.

At the present time, the Company does not expect the ultimate resolution of the matters described above to have a material adverse effect, beyond accrued loss contingencies, on the Company's Statement of Financial Condition.

(b) *Guarantees*

FASB ASC 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liabilities in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote and not material to the Statement of Financial Condition.

The Company utilizes Fixed Income Clearing Corporation (FICC) for trade comparison, netting and settlement of fixed income securities. On November 15, 2018, a SEC rule change became effective providing FICC with a committed liquidity resource, Capped Contingency Liquidity Facility (CCLF). FICC will use a rule-based approach to allocate CCLF obligations, with those netting members that place a higher liquidity burden on FICC responsible for a larger share of the CCLF. FICC apprises the Company of its share of the maximum funding need for CCLF on a monthly basis. The Company believes that it is unlikely it will have to be counterparty to potential CCLF repurchase transactions under this agreement and has not recorded any contingent liability in the Statement of Financial Condition for this SEC rule change. As of June 30, 2024, the Company had a current CCLF requirement of $13.7 million.

(16) **Related-Party Transactions**

The Company enters into securities transactions and other transactions with related parties. At June 30, 2024, balances with such related parties were included in the Statement of Financial Condition as follows (in thousands):

Assets		
Receivables from clients, net	$	2,266
Other receivables, net		26,414
Financial instruments owned, at fair value		4,446
Total assets	**$**	**33,126**
Liabilities		
Payables to clients	$	5,738
Other payables		2,291
Other liabilities		2,109
Subordinated loans		75,000
Total liabilities	**$**	**85,138**

In the normal course of business, officers, directors, relatives of officers and directors, and affiliates may buy and sell securities through the Company. Receivables from and payables to affiliates, officers, directors and relatives are recorded within Receivables from clients, net and Payables to clients, respectively, in the Statement of Financial Condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with WedCap as described in Note 10 "Income Taxes." Unsettled amounts for these activities are recorded within Other payables in the Statement of Financial Condition.

Notes receivable from employees are generally from recruiting activities and are noninterest-bearing. The notes are typically forgiven over a period of three to eight years. Notes receivable from employees are included in Other receivables, net in the Statement of Financial Condition. Notes receivable from employees totaled $17.2 million, net of allowance of $3.1 million, at June 30, 2024. The following table presents the roll forward of the allowance for the year ended June 30, 2024 (in thousands):

	Balance at June 30, 2023		Provision		Balance at June 30, 2024
Other receivables, net	$ (2,922)	$	(168)	$	(3,090)

In October 2023 the Company purchased $5.0 million par of a senior note (Note) issued by WFS. The Note has an interest rate of 5.5% and a maturity date of January 15, 2026. The Note is included in Financial instruments owned, at fair value in the Statement of Financial Condition.

WFS established an equity compensation plan to issue restricted unit value grants (RUVG) to eligible employees and non-employee directors as a form of compensation. Each RUVG unit represents the right of the holder to receive a Class B unit of WFS on a specific date generally upon vesting. These awards may vest at the grant date or over three to five years.

The Company has cost sharing agreements with its affiliated company, Wedbush & Co., LLC (WedCo) related to shared resources such as employees, equipment, software and support services. Employees' compensation and benefits are allocated to WedCo based on the percentage of time worked for WedCo. The Company received monthly payment from WedCo to cover the shared cost. At June 30, 2024, Other receivables in the Statement of Financial Condition included $0.1 million related to the cost sharing agreements.

(17)   Subsequent Events

The Company has evaluated all events subsequent to June 30, 2024, up until the date the Statement of Financial Condition was issued, and has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.